

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

Chenlong Tan
Chief Executive Officer
iPower Inc.
8798 9th Street
Rancho Cucamonga, CA 91730

> **Re: iPower Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2026**
> **File No. 333-292682**

Dear Chenlong Tan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Megan J. Penick